Form 51-102F1

Annual Management Discussion and Analysis

For

CanAlaska Uranium Ltd.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of CanAlaska Uranium Ltd. (formerly CanAlaska Ventures Ltd.) (the “Company” or “CanAlaska”) for the nine months ended January 31, 2008 and should be read in conjunction with the financial statements for the nine months ended January 31, 2008 and related notes.  The date of this management discussion and analysis is March 25, 2008.  Additional information on the Company is primarily available on SEDAR at www.sedar.com.

Business of CanAlaska

CanAlaska is a mineral exploration company engaged in the acquisition and exploration of mineral properties in Canada, the United States and New Zealand with the aim of advancing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. The Company is principally exploring for high-grade uranium deposits in the Athabasca Basin area of Saskatchewan.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information or future events.

Project Overview

In the third quarter ended 31 January 2008, the Company continued its very active exploration program in the Athabasca basin of Saskatchewan, exploring for uranium mineral deposits on many of its projects.  Drill programs commenced on two projects, and the drill was mobilizing for a third project

The Company owns a 100% interest in a large land package, over 2.5 million acres, and comprising 20 projects. These projects are both within, and on the outskirts of the Athabasca Basin. In the third quarter crews, comprising over 40 men in total, were active on four projects, undertaking drilling and carrying out ground geophysical surveys in preparation for drilling, or summer 2009 exploration.

During the quarter, the company was carrying out geophysical surveying on three grids from two camps on the large West McArthur Project, where Mitsubishi Development Pty is earning into a 50% interest by funding $11M of exploration and payments. The Company has discovered multiple targets from its exploration work on the West McArthur Project.

Surface mapping and prospecting results were announced from the Company’s wholly-owned NE Wollaston Project and the Grease River Project, where Yellowcake PLC and Uranium Prospects PLC are earning-into a 60% interest by financing expenditures of $5 million. Both projects have been providing uranium rich and rare-earth element rich samples and targets of previously unknown mineralization.  In the NE Wollaston Project, a very large number of high-grade results were announced, from over 50 different areas.  Several significant uranium-rare earth targets produced a series of high value results.  No drilling has been carried out on either property, mostly because of limited supply of drills.  The Company continues legal measures to receive compensation from a previous drill contractor for breach of contract, and lack of performance at the NE Wollaston Project.   There have been delays in procuring exploration permits in Manitoba, while the Manitoba Government has been engaged in consultation with various First Nations groups.  Consequently, exploration work has been delayed or postponed.

The Company commenced exploration on the Cree East Project under funding from a Korean Consortium comprising Hanwha Corporation, Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co. Ltd. The Korean Consortium has committed to invest a total $19 million towards a 50% earn-in of the Cree East Project.  The Company started the first drill programs late in the quarter.

The Company continues to undertake exploration under its option agreement with Mega Uranium Ltd. on the Poplar Project on the northern rim of the Athabasca Basin.  A major helicopter airborne survey was carried out during the period. Mega is contributing $6 million to earn a 50% interest, and may earn an additional 5% ownership interest by contributing a further $2 million.

The Waterbury Lake Project Option with Northwestern Minerals was terminated during the period, with payment for all work carried out to date.  The termination was due to an external take-over offer for Northwestern, and their inability to fund future work.

The Company operates from Vancouver and has a new exploration and service office in Saskatoon, as well as a smaller office location in downtown Vancouver.  In late 2007, the Company purchased the warehouse for operation in La Ronge from the previous landlord for $247,833. The Company also produced a corporate video in conjunction with 21st Century Business with Alexander Haig outlining its uranium exploration activities in the Athabasca Basin, as well as its major corporate alliances. Due to the financial market downturn, the Company is minimizing its overall trade show attendance, but did attended two local trade shows in the period to update investors on corporate activities as well as to make presentations to financial institutions.

In New Zealand, the Company has a 70% JV interest with Oceana Gold on its Rise and Shine property, and further work has been proposed.  In Northland, preparations were completed for a drill program on the Mt Mitchell property.  The Company has received new interest in its New Zealand projects from a third party, and is presently evaluating the latest offer for cooperation and funding.

The Company is also continuing to review uranium property options and strategic alliances with outside interests, with the view to continuing extensive exploration on its properties, and on other targets in the near term.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for CanAlaska for each of the three most recently completed financial fiscal years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Fiscal years ended April 30, (audited)
	2007	2006	2005
Total Revenues (i)	$1,095,788	$236,689	$40,976
General and administrative expenses	2,054,845	1,764,173	1,841,441
Mineral property cash costs	13,776,723	7,399,726	1,985,509
Net income (loss) ➢ In total ➢ Basic and diluted loss per share	(1,135,450) (0.01)	(328,159) (0.01)	(1,912,218) (0.06)
Totals Assets	33,207,438	18,822,102	7,071,197
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Total revenues include interest income, management fee income, gain on sale of portfolio investments and other income.

Selected Quarterly Financial Information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30
	2008	2007	2007	2007	2007	2006	2006	2006
Total revenues	$689,030	$366,634	$155,981	$974,212	$29,341	$63,381	$28,854	$198,954
Net loss (income)	556,473	219,754	621,725	297,607	810,614	373,648	346,890	(735,004)
Net loss (income) per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	(0.01)
Total assets	38,515,406	38,496,024	30,523,412	33,207,438	24,725,583	21,514,809	18,457,140	18,822,102

Results of Operations

The nine months ended January 31, 2008 resulted in a net loss of $1,397,952 which compares with a loss of $1,531,152 for the same period in 2007.  General and administrative expenses for the nine months ended January 31, 2008 were $2,624,837, an increase of $1,298,129 over the same period in 2007.  The total fair value of stock options that were vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $722,766 for the period ended January 31, 2008 compared to $380,495 for the same period in 2007.  Management fees of $171,075 were recorded as compared to $83,992 in the prior year as a management agreement with the Chairman was terminated with the payout of one year’s compensation plus a bonus payment of six months compensation for a total payout of $153,144.  Wages of $207,411 ($62,697 in the same period of 2007) was recorded, as more staff were hired to handle the increased work of the exploration projects. In the period ended January 31, 2008, rent of $120,542 ($31,234 in the same period of 2007) was recorded as the Company entered into new lease agreements for its downtown office and Saskatchewan premises. Legal fees of $235,634 was recorded, an increase of $229,171 compared with the same period in the previous year, as the Company entered into additional strategic alliances. All other general and administrative costs were consistent when compared to the previous fiscal nine months as the Company continues to be very active in obtaining financing and incurring significant exploration expenditures.

Interest income was $186,243, an increase of $99,006 over the same period in 2007 as the Company had significantly higher cash balances. Management fee income of $607,904 was recorded from services provided by the Company as exploration operator under option agreements on certain of its Saskatchewan mineral properties.

For the nine months ended January 31, 2008, the Company incurred mineral property exploration costs of $16,162,224 with $8,131,613 being recovered exploration costs from optionees. The Company incurred exploration costs of $2,236,023 on the West McArthur Project and received $2,736,694 of funding from Mitsubishi Development Pty Ltd. under the terms of their option agreement. The Company spent $3,027,629 on the Helmer Project as compared to $433,310 for the year ended April 30, 2007. The Company spent $1,231,634 on the Lake Athabasca Project as compared to $1,478 867 the year ended April 30, 2007. The Company spent $1,373,396 on the NE Wollaston Project as compared to $3,495,075 in the prior year due to detailed structural mapping, surface sampling and geophysical surveying undertaken in the current nine months.  The Company spent $1,384,936 on the Poplar Project, which was funded by payments of $1,482,257 from Mega Uranium Ltd.  The Company spent $1,257,303 on airborne and ground exploration on the Grease River Project, funding of $1,210,000 was provided by Uranium Prospects PLC and Yellowcake PLC.   Option payments of $2,702,662 were received pursuant to several property agreements.

Investor Relations

Heightened market activity in all uranium stocks created significant trading activity in CanAlaska’s common shares. Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows and investor conferences, was generally on a shared basis with associated companies.  This activity cost $306,518 for the nine months ended January 31, 2008, an increase of $112,684 over the same period in 2007.

Liquidity and Capital Resources

As at January 31, 2008, the Company’s working capital, defined as current assets less current liabilities, was $11,110,627 compared with working capital of $12,497,057 at April 30, 2007.

During the nine months ended January 31, 2008, 16,401,956 shares were issued pursuant to private placements for gross proceeds of $6,992,860. A further 890,000 warrants were exercised for gross proceeds of $106,800 and 870,100 options were exercised for gross proceeds of $167,800.

The Company has portfolio investments with a book value of $612,318 and market value of $1,311,922 as at January 31, 2008. The main investments consist of 1,091,800 shares of Pacific North West Capital Corp., 343,007 shares of Freegold Ventures Limited and 260,131 shares of El Nino Ventures Inc. All these companies have certain directors in common. These amounts are included in the above working capital figure. The Company has total issued and outstanding shares of 125,859,814 as at January 31, 2008.

Contractual Commitments

The Company is committed under several leases with third parties for office premises with the following lease payments:

Fiscal year ended April 30,	2008	2009	2010	2011	2012	Thereafter
Office lease - Kerrisdale	$14,953	$59,631	$59,631	$9,939	-	-
Office lease- Vancouver	$13,680	$54,720	$54,720	$18,240	-	-
Office lease- Saskatoon	$20,511	$82,044	$82,044	$82,044	$82,044	6,837

By agreement dated 1 May 2007, the Company agreed to pay the President $165,000 annually.  The fee shall be increased annually at the discretion of the Company’s compensation committee, and not less than the annual percentage rate of inflation or five percent, whichever is greater.

No mineral option payments have been included as they are being funded by various joint venture partners or may be terminated with appropriate notice.  Further information on mineral option payments are disclosed in Note 4 to the January 31, 2008 financial statements.

New Appointments

Ms. Frances Petryshen joined the Company as Corporate Secretary in December 2007.  Outgoing Corporate Secretary, Ms. Taryn Downing has provided excellent service over the past years, and is continuing to assist with the transition.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Critical Accounting Estimates

A detailed summary of all of the Company’s significant accounting policies is included in Note 1 to the financial statements for the nine months ended January 31, 2008.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, and the determination of fair value on share option compensation.

Changes in Accounting Policies

There are no changes in significant accounting policies.

Financial Instruments and Other Instruments

CanAlaska’s financial instruments consist of cash and cash equivalents, accounts and advances receivable, portfolio investments, accounts payable and accrued liabilities and amounts due to directors. Unless otherwise noted, it is management’s opinion that CanAlaska is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value, with the exception of portfolio investments where the fair value exceeds the carrying value by $699,604.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at January 31, 2008, there were 125,859,814 outstanding common shares.  During the period, 18,162,056 common shares were issued.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in note 6 (d) to the January 31, 2008 financial statements.

Related Party Transactions

A total of $171,075 was paid to a Company controlled by the former Chairman and Director of the Company which included $153,144 as his agreement for management services was terminated.  A total of $135,156 was paid to the VP of Exploration of the Company for consulting services. A total of $123,750 was paid as wages to the President of the Company.  A total of $125,791 was paid to the VP Corporate Development of the Company for consulting services.  A total of $16,107 was paid to a Company controlled by the Corporate Secretary of the Company for consulting services.  A total of $28,300 was paid to a Company controlled by the Chief Financial Officer of the Company for accounting services.  Effective February 1, 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the period, $34,645 has been paid/accrued to directors.

Other Events

Ms. Maggie Li joined the Company as Controller, and Mr. Victor Fern, former Chief of the Fond du Lac Denesuline First Nation, joined the Company’s Board of Directors subsequent to the end of the quarter.

Disclosure Controls and Internal Controls over Financial Reporting

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related consolidated financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee. The Company’s CEO and CFO have evaluated and are satisfied with the effectiveness of these disclosure controls and procedures for the year ending April 30, 2007.

The CEO and CFO acknowledge responsibility for the design of internal controls that occurred during the most recent period ended January 31, 2008 which materially affected, or are reasonably likely to materially affect the Company’s ICFR.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.

The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body. The Company has completed risk assessments with the help of professional management consultants BGH Consulting, and has adopted an operational and insurance scheme to quantify and minimize the Company’s risks and uncertainties. The Company also consulted and implemented field operational, safety and environmental policies consistent with its ongoing needs.

The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

Outlook

The Company has acquired through staking a significant land position in the Athabasca Basin area of Saskatchewan and is exploring these areas for high-grade uranium deposits. CanAlaska currently has optioned five of its Saskatchewan properties to several companies, but continues to operate these projects under management services agreements for a fee. The Glitter Lake property in Quebec is optioned to Pacific North West Capital Corp. in which they are earning an interest in the project by carrying all costs and making exploration expenditures. The Company ended 31 January 2008 with a strong cash position that will enable it to continue its own exploration efforts in Canada.  The Company is continuing to attract new personnel to operate its projects, and has established itself as a strong and well recognised uranium explorer in the Athabasca Basin.  The Company continues to identify new projects through early stage grass roots exploration and is managing risk by forming joint ventures and partnerships in which partner companies explore and develop such projects in return for the right to earn an interest in them.

Approval

The Board of Directors of CanAlaska has approved the disclosure contained in this Interim Management Discussion & Analysis. A copy of this Interim Management Discussion & Analysis will be provided to anyone who requests it.